OAK TREE MEDICAL SYSTEMS, INC.
                        163-03 Horace Harding Expressway
                            Flushing, New York 11365


                                                              June 10, 1997

Securities and Exchange Commission 450 5th Street, N.W.
Washington, D.C. 20549

                    Re:  Oak Tree Medical Systems, Inc. --
                         Application to Withdraw Registration Statement on Form S-8, Registration No. 33-19827, filed on January 15, 1997
                         ------------------------------------------------

Ladies and Gentlemen:

         Oak Tree Medical Systems, Inc. (the "Company"), hereby applies to the Securities and Exchange Commission (the "Commission"), pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Securities Act"), to approve the withdrawal of its Registration Statement on Form S-8, Registration No. 33-19827, filed on January 15, 1997 (the "Registration Statement").

         The Registration Statement was filed in connection with the registration of an aggregate of 10,000 shares of common stock, par value $0.01 per share, of the Company, issuable pursuant to the Company's Public Relations Consulting Agreement with Gotham City Corporate Relations Group, Inc. (the "Plan"). Subsequent to the filing of the Registration Statement, the Company and Gotham City Corporate Relations Group, Inc., terminated the Plan, without the issuance of any shares thereunder. Therefore, the Company has determined that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

         The Company respectfully requests that this Application to withdraw the Registration Statement be approved by the Commission as soon as possible.

         If you have any questions with respect to this Application, please contact Abbe L. Dienstag of Kramer, Levin, Naftalis & Frankel, counsel to the Company, at (212) 715-9100.

                                               OAK TREE MEDICAL SYSTEMS, INC.


                                               By: /s/ Henry Dubbin
                                                  ---------------------------
                                                   Henry Dubbin
                                                   President
cc:  Abbe L. Dienstag, Esq.